Exhibit 99.1

Akanda To Accelerate Recurring Revenue with Expansion Of Up To 20 New Cellular Towers

Toronto, Ontario--(Newsfile Corp. - October 16, 2025) - Akanda Corp. (NASDAQ: AKAN) (“Akanda”) and its 100% owned subsidiary First Towers & Fiber Corp. (“FTF” or the “Company”), an emerging telecommunications infrastructure developer in Mexico, announced today a major network expansion initiative with the construction of new cellular towers within the proximity of its existing tower network. The Company plans to construct and/or acquire up to 20 new or existing towers/sites by the end of 2025. The expansion is a strategic investment designed to strengthen coverage, increase network capacity, and generate long-term revenue for the company.

This initiative builds on FTF’s existing portfolio of 30 operational revenue generating towers and 700-kilometer dark fiber network, helping to solidify its position as an emerging player in Mexico’s largest telecommunications projects. Each additional tower is expected to drive incremental cash flow, enhance network utilization, and provide scalable infrastructure for existing partnerships.

“Expanding our tower network is a clear step in executing our growth strategy,” said Chris Cooper, President of the Company. “Each tower has the potential to not only strengthen connectivity across Mexico but also increase our recurring revenue and reinforce our role as a preferred partner for Altan and CFE.”

The expansion positions FTF to capture increasing demand for mobile data and enterprise connectivity solutions, ensuring long-term value creation for shareholders. The Company believes that by investing in critical telecommunications infrastructure, it is strategically aligned with Mexico’s digital growth trajectory and the nationwide push for enhanced connectivity.

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is a emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

Forward-Looking Statements

This press release contains ” forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect Akanda or the expected benefits of its recent acquisition of FTF (the “Transaction”) or that the approval of the stockholders of Akanda to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of each of Akanda and FTF; (v) the ability of Akanda and its subsidiaries (collectively, “Akanda Group”) to grow and manage growth effectively; (vi) the ability of Akanda Group to execute their business plans; (vii) estimates of the size of the markets for Akanda Group’s products and services; (viii) the rate and degree of market acceptance of Akanda Group’s products and services; (ix) Akanda Group’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving Akanda Group; (xii) risks relating to the uncertainty of projected financial information; (xiii) the effects of competition on Akanda Group’s businesses; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for Akanda Group’s products and services; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in connection with the Transaction or in the future; (xix) the ability of Akanda to manage its significant debt load and liabilities; and (xx) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.